For Immediate Release

Contact:

Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Patrice Ouimet, Vice-President,	Benoit Leroux, Director,
Corporate Development and	Corporate Development
Enterprise Risk Management	Tel: (514) 343-8898
Tel: (514) 340-8933	Email: bleroux@gildan.com
Email: pouimet@gildan.com

Gildan Activewear Announces Fiscal 2008 Fourth Quarter and Full Year Results
and Initiates Fiscal 2009 EPS Guidance

– Fourth Quarter EPS of U.S. $0.41 and Full Year EPS of U.S. $1.45 Before Income Tax Charge and Restructuring Charges –
– Company Plans for Fiscal 2009 Based on Negative Outlook for Industry –

Montréal, Thursday, December 11, 2008 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fourth fiscal quarter and fiscal year ended October 5, 2008. The Company also provided earnings guidance for fiscal 2009 based on assuming a continuation of current negative market conditions, which are significantly impacting its results in the first quarter of fiscal 2009.

The Company believes that, while the current outlook for business conditions in fiscal 2009 is uniquely challenging, the economic upheaval in the industry will create opportunities for Gildan to build further on its leadership position in the U.S. screenprint channel, and continue to expand its presence in international markets and the U.S. mass-market retail channel. The Company continues to feel confident that its competitive strengths, including its large-scale, vertically-integrated, strategically-located manufacturing facilities, together with its strong cash flow generation and low financial leverage, position it well to successfully achieve its long-term strategic growth objectives.

Fourth Quarter Sales and Earnings

Gildan reported net earnings of U.S. $21.4 million and diluted EPS of U.S. $0.18 for the fourth quarter of fiscal 2008, compared to net earnings of U.S. $40.9 million, or U.S. $0.34 per share, during the fourth quarter of fiscal 2007. Fourth quarter results in fiscal 2008 included restructuring and other charges of U.S. $1.0 million after tax. Comparative results for fiscal 2007 included restructuring and other charges of U.S. $4.9 million after tax, or U.S. $0.04 per share. Restructuring and other charges in both years were primarily related to the restructuring and ongoing carrying costs pursuant to the closure of Canadian and U.S. manufacturing facilities.

Before reflecting the impact of restructuring charges in both fiscal years, adjusted net earnings were U.S. $22.4 million in the fourth quarter of fiscal 2008, compared to adjusted net earnings of U.S. $45.8 million in the fourth quarter of fiscal 2007. The U.S. $23.4 million decrease in adjusted net earnings was due to a U.S. $26.9 million, or U.S. $0.22 per share, one-time income tax charge resulting from the settlement of the Canada Revenue Agency ("CRA") audit, which is described in a separate press release issued today. Excluding the impact of the tax charge, adjusted net earnings in the fourth quarter of fiscal 2008 were U.S. $49.3 million, or U.S. $0.41 per share. Compared to the fourth quarter of last year, higher activewear selling prices, higher activewear unit sales volumes, increased manufacturing efficiencies from the consolidation of textile facilities and the accretive impact of the acquisition of V.I. Prewett & Son, Inc. ("Prewett") were partially offset by higher cotton and energy costs, more unfavourable activewear product-mix, higher selling, general and administrative and depreciation expenses and the nonrecurrence of income tax benefits in the amount of U.S. $1.9 million recognized in the fourth quarter of fiscal 2007 relating to a prior taxation year which became statute-barred during fiscal 2007.

Sales in the fourth quarter of fiscal 2008 amounted to U.S. $324.7 million, up 27.4% from U.S. $254.9 million in the fourth quarter of last year. The increase in sales revenues was due to the impact of the acquisition of Prewett, an approximate 10.2% increase in activewear unit selling prices and an 8.5% increase in unit sales volumes for activewear and underwear. The growth in activewear unit sales in the fourth quarter was due to continuing market share penetration in all product categories in the U.S. wholesale distributor channel, as overall industry shipments from U.S. wholesale distributors to screenprinters declined by 3.1% in the quarter, while unit sales of Gildan products increased by 7.2% in spite of inventory constraints during the quarter which limited Gildan’s ability to service demand in the U.S. screenprint channel, as well as demand in Europe. The overall decline in U.S. industry shipments primarily reflected lower demand for promotional white T-shirts. The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the quarter ended September 30, 2008.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q4 2008	Q4 2007		Q4 2008 vs.	Q4 2008 vs.
			Q4 2007	Q4 2007
53.4%	48.2%	All activewear products	7.2%	(3.1%)

54.4%	49.1%	T-shirts	7.8%	(2.5%)

49.9%	45.5%	Fleece	5.2%	(4.2%)

37.8%	35.7%	Sport shirts	(8.7%)	(13.8%)

Gross margins of 32.1% in the fourth quarter of fiscal 2008 were essentially flat compared to last year. The positive gross margin impact of higher activewear selling prices and favourable manufacturing efficiencies from the consolidation of textile facilities was offset by higher cotton and energy costs, unfavourable product-mix and a higher proportion of U.S. manufactured socks due to the acquisition of Prewett, which provide lower gross margins than the Company’s activewear products and socks produced in Gildan’s new sock manufacturing facility in Honduras.

Selling, general and administrative expenses were U.S. $39.1 million, or 12.1% of sales, compared to U.S. $27.9 million, or 10.9% of sales in the fourth quarter of fiscal 2007. The increase in selling, general and administrative expenses was due to the acquisition of Prewett, higher distribution and transportation expenses, a provision of U.S. $1.5 million for non-collection of accounts receivable, and higher corporate infrastructure costs. The increase of U.S. $5.4 million in depreciation and amortization expenses was primarily due to the ramp-up of major capacity expansion projects and the acquisition of Prewett, including the amortization of acquired intangible assets.

The Company recorded an income tax expense of U.S. $25.3 million in the fourth quarter of fiscal 2008, compared to an income tax recovery of U.S. $4.6 million in the fourth quarter of fiscal 2007. The current year expense includes a one-time income tax charge of U.S. $26.9 million, or U.S. $0.22 per share, related to the settlement of the CRA audit. The fourth quarter of fiscal 2007 included a one-time income-tax recovery of U.S. $1.9 million relating to a prior taxation year which became statute-barred during fiscal 2007.

Full Year Sales and Earnings

Sales for fiscal 2008 were U.S. $1,249.7 million, up 29.6 % from U.S. $964.4 million in fiscal 2007. The increase in sales was due to a U.S. $151.5 million increase in sock sales, primarily due to the acquisition of Prewett, an increase of approximately 6.7% in activewear selling prices and a 10.2% increase in unit sales volumes for activewear and underwear.

Net earnings were U.S. $144.6 million, or U.S. $1.19 per share on a diluted basis, in fiscal 2008, compared to net earnings of U.S. $130.0 million, or U.S. $1.07 per share in fiscal 2007. Results included restructuring and other charges of U.S. $4.9 million after tax, or U.S. $0.04 per share, in fiscal 2008 and U.S. $27.3 million after tax, or U.S. $0.22 per share, in fiscal 2007.

Before reflecting restructuring and other charges in both years, adjusted net earnings were U.S. $149.5 million, compared to adjusted net earnings of U.S. $157.3 million in fiscal 2007. The decrease in adjusted net earnings was due to a one-time income tax charge of U.S. $26.9 million related to the settlement of the CRA audit. Excluding the one-time income tax charge, adjusted earnings and adjusted earnings per share in fiscal 2008 were U.S. $176.4 and U.S. $1.45, respectively. Compared to fiscal 2007, higher cotton and energy costs, production inefficiencies in the Dominican Republic facility, increased selling, general and administrative, depreciation and interest expenses, and the nonrecurrence of income tax benefits totaling U.S. $7.6 million relating to a prior taxation year which became statute-barred in fiscal 2007 were more than offset by the favourable impact of higher activewear selling prices, growth in activewear unit sales volumes, favourable manufacturing efficiencies resulting from the consolidation of textile facilities, and the accretive impact of the Prewett acquisition.

Adjusted diluted EPS of U.S. $1.45 excluding the income tax charge and the restructuring charges were at the low end of the Company’s most recent EPS guidance range of U.S. $1.45- U.S. $1.50, which did not assume the income tax charge related to the settlement of the CRA audit. The Company was at the low end of its guidance range due to lower than projected results in the fourth quarter. In the fourth quarter, favourable activewear selling prices, due to lower than projected promotional discounts, were more than offset by lower activewear unit sales, as a result of inventory constraints, more unfavourable activewear product-mix due to a lower than anticipated proportion of sport shirts and fleece, lower than planned sock sales due to a weak back-to-school season in retail, and a doubtful account provision of U.S. $1.5 million.

Fiscal 2008 Cash Flows

The Company generated free cash flows of U.S. $148.4 million in fiscal 2008. Cash flows from operating activities for fiscal 2008 amounted to U.S. $238.9 million, which, together with increased accounts payable of U.S. $27.7 million, was used to finance a U.S. $32.1 million increase in inventories, capital expenditures of U.S $97.0 million mainly related to major textile sand sock manufacturing capacity expansion projects and the acquisition of Prewett, effective October 15, 2007, for a purchase price of U.S. $126.8 million, plus a contingent payment of U.S. $10.0 million.

Outlook for Fiscal 2009

Industry demand in the U.S. screenprint channel during the first two months of the first quarter of fiscal 2009 has been extremely weak, mirroring the rapid and severe downturn in overall economic and stock market performance and sentiment during October and November, which has resulted in a dramatic curtailment of consumer and corporate spending. According to the S.T.A.R.S. report for the month of October, overall industry shipments from U.S. wholesale distributors to screenprinters across all product categories declined by 12.5% compared to October 2007. Although the S.T.A.R.S. report indicates that Gildan achieved significant increases in market share, the Company’s unit volume shipments to distributors in October declined from last year, due to the decline in end-use demand combined with high inventories at the distributor level in the context of the current market conditions.

Although final S.T.A.R.S. data for the month of November is not yet available, market conditions in the U.S. screenprint channel have deteriorated further. Preliminary S.T.A.R.S. data for November indicate that overall industry shipments in the month declined from last year by close to 20%. Consequently, Gildan expects its sales and EPS in the first quarter of fiscal 2009 to decline materially from the first quarter of last year as a result of lower unit shipments and severe promotional discounting in the month of December, combined with significantly higher cotton costs compared with the first quarter of fiscal 2008, and the consumption of inventories produced when energy and commodity costs were at peak levels. Based on these assumptions, the Company is currently forecasting first quarter fiscal 2009 adjusted EPS of approximately U.S. $0.00-U.S. $0.05, compared with adjusted EPS of U.S. $0.23 in the first quarter of fiscal 2008.

While the first quarter is seasonally the lowest sales quarter of the fiscal year and as such may not be indicative of full year trends, the Company is currently planning for the balance of fiscal 2009 on the basis of assuming a continuing negative outlook for industry demand in the U.S. screenprint channel throughout the year. The Company’s current planning scenario for fiscal 2009 assumes that overall industry unit shipments in the U.S. screenprint channel will decline by approximately 10% compared with fiscal 2008, and that the ensuing unfavourable industry supply/demand balance will result in significant discounting of industry selling prices, which has already started to occur.

Based on the assumption of continuing unfavourable market conditions and the assumptions set out below, the Company is initiating EPS guidance for fiscal 2009 with a wide range of U.S. $1.10-U.S. $1.30 in fiscal 2009, before restructuring charges which are not expected to be material.

The Company’s EPS guidance assumes an increase of approximately 8% in Gildan’s activewear and underwear unit volumes compared with fiscal 2008, to approximately 48 million dozens, as the Company is implementing strategies to maximize its unit volume growth in its target markets, including an increasing focus on servicing its international markets, for the balance of the year. In addition, the Company expects EPS in fiscal 2009 to be favourably impacted by the improved performance of the Dominican Republic facility in line with the Company’s expectations, together with lower projected energy costs. However, these positive factors are now forecast to be more than offset by significant selling price discounting, which is expected to result in a reduction in average activewear selling prices of 7%-9% in fiscal 2009 compared to fiscal 2008, and by the impact of higher cotton costs, which are expected to increase by approximately 10% in fiscal 2009 compared to fiscal 2008.

The Company is assuming weaker market conditions in fiscal 2009 in the mass-market retail channel. However, the Company will continue its efforts to optimize its product-mix and cost structure for mass-market retail, and to successfully manage the transition to major new retailer private label brands, in order to be well positioned to pursue its growth strategy in retail when new production capacity comes on-stream in fiscal 2010. The Company’s guidance takes into account the projected impact of cost reduction initiatives arising from the consolidation of sock manufacturing, and also assumes the non-recurrence of acquisition integration issues and charges which occurred in fiscal 2008. No selling price increases in socks are assumed in fiscal 2009.

In the event these assumptions are not realized, or that economic conditions are less or more favourable than assumed in the Company’s forecast, EPS may be lower or higher than projected.

In the assumed economic environment, the Company will place emphasis on careful management of its capital expenditures in fiscal 2009. The Company intends to undertake an incremental capacity expansion of its Dominican Republic textile facility, at a low capital cost, and is also incrementally expanding its Rio Nance I textile facility in Honduras. These expansions of existing facilities will increase annual production capacity by approximately 7-8 million dozens, and allow the Company to support its projected sales growth while preserving liquidity and proceeding more slowly and cautiously with its major capital investment in its new Rio Nance 5 textile facility in Honduras. However, the Company has not changed its plans to construct both Rio Nance 5 and its second sock facility in Honduras, which are integral to its long-term strategic growth and cost reduction initiatives. The Company today announced plans to phase out sock finishing operations in the U.S. by the end of June and consolidate operations in Honduras, in order to remain globally competitive in the current economic conditions. Gildan regrets the impact on its U.S. employees affected by this consolidation. Any costs associated with the closure of sock finishing facilities will be accounted for as restructuring and other charges in fiscal 2009.

Gildan is now projecting total capital expenditures of approximately U.S. $115 million in fiscal 2009, compared with its previous estimate of approximately U.S. $160 million. The Company’s objective in fiscal 2009 is to remain cash positive after taking account of capital expenditures, approximately U.S. $70 million of projected additional working capital to support its planned growth in fiscal 2010 and the cash payments required following the settlement of the CRA audit.

Disclosure of Outstanding Share Data

As of November 30, 2008, there were 120,544,242 common shares issued and outstanding along with 1,098,381 stock options and 958,002 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 68524462, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 10:30 AM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 38418101, until Thursday, December 18, 2008 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint channel in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release, in particular in the "Outlook" section, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", " assume", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2007 Annual MD&A, as subsequently updated in our first, second and third quarter 2008 MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release, in particular in the "Outlook" section.

Forward-looking information is inherently uncertain and results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade, employment and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; the fact that our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; our reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 1 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q4 2008	Q4 2007	YTD 2008	YTD 2007
Net earnings	21.4	40.9	144.6	130.0
Restructuring and other charges	1.6	5.7	5.5	28.0
Less: income tax effect thereon	(0.6)	(0.8)	(0.6)	(0.7)
Adjusted net earnings	22.4	45.8	149.5	157.3

Diluted EPS	0.18	0.34	1.19	1.07
Restructuring and other charges, net of tax	0.01	0.04	0.04	0.22
Adjusted diluted EPS	0.18	0.38	1.23	1.29

Certain minor rounding variances exist between the financial statements and this summary. EPS may not add due to rounding.

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)	Q4 2008	Q4 2007	YTD 2008	YTD 2007

Cash flows from operating activities	70.5	19.1	238.9	91.2
Cash flows from investing activities	(14.4)	(31.0)	(227.3)	(134.7)
Add back:
Acquisition of Prewett	-	-	126.8	-
Restricted cash related to acquisition	-	-	10.0	-
Free cash flow	56.1	(11.9)	148.4	(43.5)

Certain minor rounding variances exist between the financial statements and this summary.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 5, 2008	September 30, 2007
	(audited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$12,357	$9,250
Accounts receivable	222,158	206,088
Inventories	316,172	239,963
Prepaid expenses and deposits	10,413	7,959
Future income taxes	-	2,610
	561,100	465,870

Property, plant and equipment	436,516	377,617
Intangible assets	59,954	2,024
Other assets	18,067	11,426
Assets held for sale (note 1)	10,497	6,610
Goodwill (note 2)	6,709	-
Future income taxes	9,283	10,939

Total assets	$1,102,126	$874,486

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$155,669	$116,683
Income taxes payable (note 3)	46,627	2,949
Current portion of long-term debt	3,556	3,689
	205,852	123,321

Long-term debt (note 4)	49,448	55,971
Future income taxes (note 3)	27,331	24,612
Non-controlling interest in consolidated joint venture	7,162	6,932

Shareholders' equity:
Share capital	89,377	88,061
Contributed surplus	6,728	3,953

Retained earnings	689,980	545,388
Accumulated other comprehensive income	26,248	26,248
	716,228	571,636
Total shareholders' equity	812,333	663,650

Total liabilities and shareholders' equity	$1,102,126	$874,486

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 5, 2008	September 30, 2007	October 5, 2008	September 30, 2007
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$324,717	$254,856	$1,249,711	$964,429
Cost of sales	220,555	172,722	847,392	655,280

Gross profit	104,162	82,134	402,319	309,149

Selling, general and administrative expenses	39,143	27,899	151,453	110,979

Restructuring and other charges (note 1)	1,560	5,673	5,489	28,012

Earnings before the undernoted items	63,459	48,562	245,377	170,158

Depreciation and amortization	15,683	10,256	58,932	38,777
Interest, net	1,158	1,397	7,223	4,898
Non-controlling interest of consolidated joint venture	(127)	653	230	1,278

Earnings before income taxes	46,745	36,256	178,992	125,205

Income tax expense (recovery) (note 3)	25,324	(4,610)	34,400	(4,815)

Net earnings and comprehensive income	$21,421	$40,866	$144,592	$130,020

Basic EPS	$0.18	$0.34	$1.20	$1.08

Diluted EPS	$0.18	$0.34	$1.19	$1.07

Weighted average number of shares outstanding (in thousands)
Basic	120,531	120,401	120,479	120,340
Diluted	121,558	121,577	121,622	121,538

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 5, 2008	September 30, 2007	October 5, 2008	September 30, 2007
	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows from (used in) operating activities:
Net earnings	$21,421	$40,866	$144,592	$130,020
Adjustments for:
Depreciation and amortization	15,683	10,256	58,932	38,777
Restructuring charges related to assets held for sale
and property, plant and equipment (note 1)	840	907	2,174	5,523
Loss on disposal of assets held for sale and
property, plant and equipment	382	352	1,369	332
Stock-based compensation costs	882	665	2,965	1,814
Future income taxes	(16,040)	(5,709)	(15,837)	(8,919)
Non-controlling interest	(127)	653	230	1,278
Unrealized foreign exchange (gain) loss	(2,523)	1,785	(2,270)	3,226
	20,518	49,775	192,155	172,051
Changes in non-cash working capital balances:
Accounts receivable	27,060	(20,126)	8,223	(36,392)
Inventories	(24,676)	(8,425)	(32,135)	(39,310)
Prepaid expenses and deposits	1,045	1,614	(881)	(2,202)
Accounts payable and accrued liabilities	8,918	(4,446)	27,740	(3,327)
Income taxes payable	37,646	681	43,802	343
	70,511	19,073	238,904	91,163

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(55,000)	19,000	(4,000)	49,000
Decrease in bank indebtedness	(1,478)	(3,500)	(2,739)	(3,500)
Repayment of other long-term debt	(435)	(2,253)	(2,656)	(23,201)
Proceeds from the issuance of shares	178	367	1,138	1,316
Repurchase of shares	(12)	(65)	(12)	(65)
	(56,747)	13,549	(8,269)	23,550

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(17,239)	(25,967)	(97,030)	(134,282)
Acquisition of V.I. Prewett & Son, Inc. (note 2)	-	-	(126,819)	-
Restricted cash related to acquistion (note 2)	-	-	(10,000)	-
Proceeds from the sale of assets held for sale	2,612	244	3,736	6,668
Net decrease (increase) in other assets	255	(5,289)	2,787	(7,075)
	(14,372)	(31,012)	(227,326)	(134,689)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(230)	103	(202)	219

Net (decrease) increase in cash and cash equivalents
during the period	(838)	1,713	3,107	(19,757)

Cash and cash equivalents, beginning of period	13,195	7,537	9,250	29,007

Cash and cash equivalents, end of period	$12,357	$9,250	$12,357	$9,250

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statement of Shareholders' Equity
Years ended October 5, 2008 and September 30, 2007
(in thousands of U.S. dollars)

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006	120,227,668	$86,584	$2,365	$26,248	$415,368	$530,565

Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	1,814	-	-	1,814
Shares issued under employee share
purchase plan	18,279	530	-	-	-	530
Shares issued pursuant to exercise of
stock options	149,034	786	-	-	-	786
Shares issues pursuant to exercise of
Treasury restricted share units	26,917	-	-	-	-	-
Ascribed value credited to share capital
from exercise of stock options and
Treasury restricted share units	-	226	(226)	-	-	-
Share repurchases	(2,437)	(65)	-	-	-	(65)
Net earnings	-	-	-	-	130,020	130,020
Balance, September 30, 2007	120,419,461	88,061	3,953	26,248	545,388	663,650

Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	2,965	-	-	2,965
Shares issued under employee share
purchase plan	21,313	720	-	-	-	720
Shares issued pursuant to exercise of
stock options	81,356	418	-	-	-	418
Shares issued pursuant to the
exercise of Treasury restricted
share units	14,779	-	-	-	-	-
Ascribed value credited to share capital
from exercise of stock options and
Treasury restricted share units	-	190	(190)	-	-	-
Share repurchases	(408)	(12)	-	-	-	(12)
Net earnings	-	-	-	-	144,592	144,592
Balance, October 5, 2008	120,536,501	$89,377	$6,728	$26,248	$689,980	$812,333

Gildan Activewear Inc. – Condensed notes to consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

For complete notes to the consolidated financial statements, please refer to filings with the various securities regulatory authorities which are expected to be available on December 22, 2008.

1.

Restructuring, other charges and assets held for sale:

The following table summarizes the components of restructuring and other charges:

	Three months ended		Twelve months ended
	October 5,	September 30,	October 5,	September 30,
	2008	2007	2008	2007

Severance	$-	$260	$400	$13,619
Accelerated depreciation	-	601	-	3,493
Impairment loss and write-down
of property, plant and equipment
and assets held for sale	1,000	-	2,700	3,560
Net (gain) loss on disposal of
assets held for sale	(160)	306	(526)	(1,530)
Other exit costs	1,275	4,506	3,470	8,870
Charge (credit) to comply with
employment contract	(555)	-	(555)	-
	$1,560	$5,673	$5,489	$28,012

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other costs, asset impairment losses, and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. In the fourth quarter of fiscal 2008, the Company recorded a $1.0 million write-down on the assets held for sale located in Canada. Other exit costs relate primarily to costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company incurred additional carrying costs relating to the closed facilities being held for sale, which were accounted for as restructuring charges as incurred during fiscal 2008. In the third quarter of fiscal 2008, the Company recorded restructuring charges of $2.1 million, consisting of an impairment on property, plant and equipment of $1.7 million and severance costs of $0.4 million, related to the planned consolidation of its Haiti sewing operations which is expected to be finalized in the first half of fiscal 2009.

Assets held for sale of $10.5 million as at October 5, 2008 (September 30, 2007 - $6.6 million) include property, plant and equipment at these various locations and are recorded at the lower of their carrying value or fair value less costs to sell. Additional carrying costs related to these closed facilities and any gains or losses on the disposition of the assets held for sale will be accounted for as restructuring charges as incurred.

2.

Business Acquisition:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. ("Prewett"), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a fixed payment of $1.2 million payable in 2009 and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was paid into escrow by the Company and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

Gildan Activewear Inc. – Condensed notes to consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

2.

Business Acquisition (continued):

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196
161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)
(39,967)
Net identifiable assets acquired	121,306
Goodwill	6,709
Purchase price	$128,015

Consideration:
Cash	$125,294
Transaction costs	1,525
Fixed payment payable in 2009	1,196
$128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition.

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

3.

Canada Revenue Agency Audit:

The Canada Revenue Agency ("CRA") has been conducting an audit of the Company’s income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company’s foreign subsidiaries where the majority of its taxable income is earned. On December 10, 2008, the Company reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, the Company agreed to a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company’s assets to its Barbados subsidiary, which occurred in fiscal 1999. Based on the results of the audit, the Company continues to believe its income tax provisions for fiscal years subsequent to the periods covered by the audit are appropriate. The terms of the agreement have been accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26.9 million and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit.

Gildan Activewear Inc. – Condensed notes to consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

4.

Long Term Debt

As at October 5, 2008, long-term debt includes $45.0 million (September 30, 2007 - $49.0 million) drawn on the Company’s $400 million revolving long-term credit facility, which matures in June 2013. The facility is unsecured.

5.

Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period’s presentation.